VIA EDGAR

October 29, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 First Street, N. E.

Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.

Form 10-K for the Year Ended December 31, 2013 Filed March 11, 2014

Form 10-Q for the Quarter Ended June 30, 2014 Filed August 7, 2014

File No. 001-11151

Dear Ms. Jenkins:

This letter is in response to your letter dated October 15, 2014 to Mr. Christopher Reading, Chief Executive Officer, U.S. Physical Therapy, Inc. (the “SEC Letter”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K and Form 10-Q. The following corresponds to the comments in your letter:

10-K for the Year ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 37

Reports of Independent Registered Public Accounting Firm, pages 38-39

1.	The final sentence of both reports refers to “..our report dated March 10, 2014” yet both reports are dated March 11, 2014. Please advise your independent accountant to clarify this apparent consistency or revise reports.

RESPONSE: Per review, our independent accountant incorrectly included the date within both reports as March 10, 2014. Both reports are correctly dated and the reference within the reports will be changed in the amended filing of this Form 10-K which will occur after we receive your concurrence on the comments included in the SEC Letter.

Notes to Consolidated Financial Statements, page 44.

Notes 2 Significant Accounting Polices – Goodwill, page 45

2.	We note your disclosure that your partnerships are aggregated to the operating segment level for the purpose of determining your annual goodwill test. This appears to be a change from the disclosure provided on page 42 of the Form 10-K for the year ended December 31, 2011 filed on March 9, 2012 which states that a reporting unit refers to the acquired interest of a single clinic or group of clinics and that you did not combine any of the reporting units for impairment testing in any year presented. Please provide us with a detailed discussion of how you determined your reporting units in accordance with the guidance FASB ASC 350-20-35-33 thorough 35-37 and tell us how many reporting units you identified and tested for impairment.

RESPONSE: Historically and currently, we report as a one reportable segment business. Our core business of outpatient physical therapy is materially consistent in all the markets in which we operate. During 2012, after further review of the accounting literature, we determined for the purpose of our annual goodwill test we should aggregate our clinic and clinic groups, which are the lowest level for which we have discrete financial information available, to the level of our operations. Our operations are divided into regions. For each internal reporting region, we maintain discrete financial information and such financial information is reviewed by regional management along with senior management, including our Chief Executive Officer. Therefore, the internal reporting regions meet the criteria in the guidance of FASB ASC 350-20-35-33 through 35-37. In 2013, we had six regions. In 2012, we had five regions. Because, prior to this change, we tested at the clinic and clinic group level which was very cumbersome, we focused on the accounting literature and determined we should test for impairment at the operating segment level after aggregating our reporting units to the level of our internal reporting regions. While we were testing at a lower level than we should have been, this testing did not indicate impairments in the past and therefore testing at this level did not have any impact on our historical results.

For future filings, we will expand our disclosure as follows – “…The Company operates a one segment business which is made up of various clinics within partnerships. The partnerships are components of regions and are aggregated to that operating level for the purpose of determining the Company’s reporting units when performing its annual goodwill impairment test. In 2013 there were six regions.”

Item 9A. Controls and Procedures, page 67

Management’s report on internal Control over Financial Reporting, page 67

3.	We note that your independent registered public accounting firm’s report on page 39 opines that management’s assertion on the effectiveness of the Company’s internal control over the financial reporting excludes the internal control over financial reporting of ARC Rehabilitation Services, LLC acquired in December 2013. However, we note that it does not appear that you identify this exclusion in your evaluation of the effectiveness of the effectiveness of the internal controls over financial reporting. Please clarify or revise.

RESPONSE: Since ARC Rehabilitation Services, LLC (“ARC”) was not acquired until December 13, 2013, the Company was not able to assess the internal controls over ARC in time to include the results in “Management’s Report on Internal Controls Over Financial Reporting”. We did not specifically provide language regarding its exclusion due to the immateriality of ARC’s results on the 2013 year. After further investigation, since ARC was a significant acquisition we determined we should have stated its exclusion in our report. The following language will be added in the amended filing:

“…internal control over financial reporting as of December 31, 2013. The assessment did not include the effectiveness of our internal control over financial reporting of ARC, a 90% owned subsidiary acquired in December 2013. The financial statements of ARC represent total assets and revenues constituting 1.1% and 0.2%, respectively, of U.S. Physical Therapy, Inc.’s consolidated financial statement amounts as of and for the year ended December 31, 2013. In making….”

In future filings, we will state appropriate exclusions, if any, for significant acquisitions.

Form 10-Q for the Quarter Ended June 30, 2014

Financial Statements, page 3

Consolidated Statements of Net Income, page 4

4.	We note that the adjustment for the revaluation of the redeemable non-controlling interest is being presented as a separate line item in your earnings per share reconciliation in Footnote 2 on page 13. It appears this amount is not being presented as an adjustment to net income attributable to common stockholders from continuing operations to be utilized in your earnings per share calculation. Please refer to the guidance in FASB ASC 480-10-S99-3A-22. Please provide us with a detailed discussion and cite the specific authoritative literature you utilize to determine that is appropriate to exclude this adjustment from your basic and diluted earnings per share from continuing operations measures and present a separate earnings per share for this adjustment.

RESPONSE: In accordance with FASB ASC 480-10-S99-3A-22, we reported the revaluation of the redeemable non-controlling interest (“Revaluation”) as an impact to income available to common stockholders on the face of the statement of income and in Footnote 2. The Revaluation is not a component of continuing or discontinued operations on the statement of income because the nature of the accounting and resulting transactions are not reported anywhere in that statement. We reported the Revaluation as a separate line item but within income attributable to common stockholders. Further, reporting the Revaluation as a separate line gives our investors the ability to compare our Company’s current results from operations to prior periods as well as to the operating results of other companies within our sector.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

/s/ Lawrance W. McAfee

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB